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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               EXHIBITRONIX, INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                   302049 30 9
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                                  CUSIP NUMBER


                                  NORMAN WRIGHT
               C/O RICHARD TINGLE, Q.C., 1250, 639 5TH AVENUE S.W.
                        CALGARY, ALBERTA, T2P 3R7 CANADA
                                 (403) 271-0669
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 17, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEEMENT)


If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

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  1     NAME OF REPORTING PERSON:                       NB FINANCIAL LIMITED

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
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  3     SEC USE ONLY

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  4     SOURCES OF FUNDS

        PF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Cook Islands

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       Number of             7    SOLE VOTING POWER                5,200,000
         Shares
      Beneficially           8    SHARED VOTING POWER                    N/A
     Owned By Each
       Reporting             9    SOLE DISPOSITIVE POWER           5,200,000
      Person With
                            10    SHARED DISPOSITIVE POWER               N/A

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,200,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                          [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.9%*
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14      TYPE OF REPORTING PERSON

        CO
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*  Percentage calculation based on the total number of shares held by the
   Reporting Person (5,200,000) divided by the total number of shares of the Common Stock issued and outstanding (6,428,078) as set forth in the Issuer's most recent Annual Report on Form 10-KSB.


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         The Reporting Person, a corporation organized pursuant to the laws of the Cook Islands, hereby files its Schedule 13D with the Securities and Exchange Commission with respect to the common stock ("Common Stock") of Exhibitronix, Inc., a Nevada corporation ("Issuer").

Item 1.  Security and Issuer.

         This Schedule 13D filing relates to the Common Stock of the Issuer, with principal executive offices at c/o Richard Tingle, Q.C., 1250, 639 5th Avenue S.W. Calgary, Alberta, T2P 3R7 Canada.

Item 2.  Identity and Background.

(a)      Name of person filing.

         NB Financial Limited, a corporation organized under the laws of the Cook Islands.

(b)      Address of Principal Business Office.

         NB Financial Limited
         c/o Henderson Limited
         Attention: Sara Reeves
         Bank of Bermuda House
         Tutakimoa Road
         Rarotonga, Cook Islands

(c)      Principal Business.

         Investments in consulting services.

(d)      Criminal Proceedings.

         During the last five years, none of the officers, directors, or affiliates of the Reporting Person has been convicted in any criminal proceedings.

(e)      Civil Proceedings.

         During the last five years, none of the officers, directors, or affiliates of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 8 Pages


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Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds or other consideration used by the Reporting Person is:

         (a) US $50,000 - in corporate funds of the Reporting Person; and
         (b) US $150,000 - corporate promissory note, the source of repayment thereof shall be the corporate funds of the Reporting Person.

Item 4.  Purpose of Transaction.

         The shares of Common Stock of the Issuer were acquired by the Reporting Person for investment purposes. Immediately upon the closing of such acquisition, the then-current members of the Issuer's Board of Directors and management resigned and were replaced by Norman Wright as the Issuer's sole director and Chief Executive Officer, Chief Financial Officer, and Secretary.

         Other than the changes in the Issuer's Board of Directors and management, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the rights to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (viii) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person as at September 17, 1997, beneficially owned an aggregate of 5,200,000 shares, or approximately 80.9%, of the Issuer's Common Stock. The 80.9% calculation is based on the total number of shares of Common Stock held by the Reporting Person (5,200,000) divided by the total number of shares of the Common Stock issued and outstanding (6,428,078) as set forth in the Issuer's most recent Annual Report on Form 10-KSB.

         (b) The Reporting Person has the sole power to vote and the sole power to dispose of 5,200,000 shares of Common Stock. No voting power or power of disposition is shared.


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         (c) On September 17, 1997, the Reporting Person acquired 5,200,000 shares of Common Stock at a purchase price of $0.0385 per share in a private transaction occurring in the City of Irvine, County of Orange, State of California.

Item 6. Contracts, Arrangements, Understanding or Relationship with respect to Securities of the Issuer.

         On September 17, 1997, Jay A. Geier and Ronald Shepston sold an aggregate of 5,200,000 share of restricted common stock of the Issuer to NB Financial Limited, a corporation organized pursuant to the laws of the Cook Islands (the "Purchaser"), in consideration of the payment of $50,000 and the delivery of the Purchaser's secured promissory note (the "Promissory Note") in favor of Mr. Geier in the sum of $150,000. The Promissory Note bears simple interest at the rate of 10% per annum; all principal and accrued interest is due and payable on or before February 28, 1998. Pre-payments, if any, may be made without penalty. On the date of closing, the Purchaser entered into a stock pledge agreement (the "Pledge Agreement") in favor of Mr. Geier, pursuant to the terms of which all of the shares of Common Stock acquired by the Purchaser (as well as the proceeds therefrom and any other collateral thereafter acquired) were pledged in support of the Purchaser's obligations under the Promissory Note. In the event of a default under the terms of the Promissory Note, Mr. Geier may, upon the occurrence of certain events, exercise the rights and remedies, as defined in paragraphs 7.1, 7.2, and 8 of the Pledge Agreement, as set forth below:

       "7.1 Rights in the Event of Default. If an Event of Default shall have occurred and be continuing and the Pledgee shall have given notice to the Pledgor of the Pledgee's intent to exercise the following rights: (i) the Pledgee shall have the right to receive any and all payments of any character paid in respect of the Collateral and make application thereof to the Obligations (in the manner set forth in paragraph 8 hereof) and
       (ii) all Pledged Stock shall be registered in the name of the Pledgee or its nominee, and the Pledgee or its nominee may thereafter exercise (A) all voting, corporate, and other rights pertaining to the Pledged Stock at any meeting of shareholders of the Company or otherwise and (B) any and all rights of conversion, exchange, subscription, and any other rights, privileges, or options pertaining to the Pledged Stock as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of the Company, or upon the exercise by the Pledgor or the Pledgee of any right, privilege or option pertaining to such shares of the Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine), all without liability except to account for property actually received by it, but the Pledgee shall have no duty to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing; provided, however, that the Pledgor may exercise any such right, privilege or option if the Pledgee fails or delays in so doing, only if such exercise by the Pledgor, in the Pledgee's reasonable


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       judgment, would not impair the Collateral or result in any violation of any provision of the Transaction Documents; provided, further, that the Pledgee's exercise of his rights, as set forth in section (ii) above, shall be conditioned upon the Pledgor's use of its best efforts as a controlling stockholder of the Company, or otherwise, to cause each and every business combination transaction or acquisition of equity or assets of any third party or any assumption of liabilities of any third party to be rescinded, such that each such transaction will be void ab initio, and that, immediately prior to the Pledgee's exercise of his rights hereunder and under the Note, the Company's financial status will be substantially similar to its current status, with the exception that any sales of the Company's equity for cash shall not be subject to such rescission. If such rescissions are not commenced and finalized within a reasonable period of time, the condition precedent set forth in the immediately preceding proviso will be deemed to have been waived by the Pledgor."

             "7.2 Not Conditioned or Contingent. The rights of the Pledgee hereunder shall not be conditioned or contingent upon the pursuit by the Pledgee of any right or remedy against the Pledgor or the Company or against any other person which may be or become liable in respect of all or any part of the Obligations or against any other collateral security therefor, guaranty thereof or right of offset with respect thereto."

       "8. Remedies. Subject to the conditions set forth in the final proviso of Section 7.1, above, if an Event of Default shall have occurred and shall be continuing, the Pledgee may exercise, in addition to all other rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, including, without limitation, the Transaction Documents, all rights and remedies of a secured party under the UCC or any other applicable law. Without limiting the generality of the foregoing, the Pledgee, without demand of performance or other demand, defense, presentment, protest, advertisement or notice of any kind (except any notice required by law) to or upon the Pledgor, the Company or any other person (all and each of which demands, defenses, presentments, protests, advertisements and notices are hereby waived, except any notice required by law) may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more portions, upon such terms and conditions and at such prices as it may deem advisable, for cash or on credit or for future delivery without assumption of any credit risk. The Pledgee shall have the right, to the extent permitted by law, upon any such sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Pledgor, which right or equity is hereby waived or released. The Pledgee shall apply any Proceeds from time to time held by it and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Pledgee hereunder, including, without limitation,


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       reasonable attorneys' fees and disbursements, to the payment in whole or in part of the Obligations in whatever order the Pledgee may elect and only after such application and after the payment by the Pledgee of any other amount required by any provision of law, including, without limitation, Section 9-504(1)(c) of the UCC, need the Pledgee account for the surplus, if any, to the Pledgor. The Pledgor waives all claims, damages and demands it may acquire against the Pledgee arising out of the exercise by the Pledgee of any of its rights hereunder, except any that may arise from the gross negligence or misconduct of the Pledgee. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition. The Pledgee shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Pledgee may postpone or adjourn any sale of any Collateral from time to time by announcement at the time and place fixed therefor, and such sale may, upon further notice, be made at the time and place to which it was so postponed or adjourned."


Item 7. Material to Be Filed as Exhibits.

        10.1 Secured Promissory Note, dated September 17, 1997, made by the Reporting Person in favor of Jay Geier, in the principal amount of $150,000.

        10.2 Stock Pledge Agreement, dated September 17, 1997, made by the Reporting Person in favor of Jay Geier.

        10.3 Stock Purchase Agreement, dated September 17, 1997, made by and among the Reporting Person, Jay Geier, and Ronald Shepston.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 17, 1997.


                                            NB FINANCIAL LIMITED

                                            By: HENDERSON LIMITED, Sole Director
                                                of NB Financial Limited


                                                --------------------------------
                                                Sarah Reeves, Nominee of
                                                Henderson Limited


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                                 EXHIBIT INDEX
                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
NUMBER    DESCRIPTION                                                   PAGE
-------   -----------                                               ------------
 10.1 Secured Promissory Note, dated September 17, 1997, made by the Reporting Person in favor of Jay Geier, in the principal amount of $150,000.

 10.2 Stock Pledge Agreement, dated September 17, 1997, made by the Reporting Person in favor of Jay Geier.

 10.3 Stock Purchase Agreement, dated September 17, 1997, made by and among the Reporting Person, Jay Geier, and Ronald Shepston.